UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2023 RESULTS[1],[2]

Santiago, Chile, August 9, 2023 – CCU announced today its consolidated financial and operating results for the second quarter 2023, which ended June 30, 2023.

•	Consolidated Volumes increased 4.8%. Volume variation per Operating segment was as follows:
o	Chile 4.7%
o	International Business 8.1%
o	Wine (13.4)%
•	Net sales were up 2.8%
•	Gross profit increased 10.7%
•	EBITDA reached CLP 47,126 million, a 45.1% increase. EBITDA variation per Operating segment was as follows:
o	Chile 86.0%
o	International Business 74.9%
o	Wine (44.5)%
•	Net income reached a loss of CLP 3,943 million versus a loss of CLP 10,455 million last year.
•	Earnings per share reached a loss of CLP 10.7 per share.

Key figures	2Q23	2Q22	Δ %	YTD23	YTD22	Δ %
(In ThHL or CLP million unless stated otherwise)
Volumes	6,883	6,567	4.8	16,245	16,260	(0.1)
Net sales	574,242	558,503	2.8	1,306,272	1,258,968	3.8
Gross profit	249,415	225,308	10.7	604,361	549,033	10.1
EBIT	12,952	(1,671)	>500	117,174	104,224	12.4
EBITDA	47,126	32,471	45.1	182,503	167,597	8.9
Net income	(3,943)	(10,455)	(62.3)	54,424	54,089	0.6
Earnings per share (CLP)	(10.7)	(28.3)	(62.3)	147.3	146.4	0.6

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 2Q23 compared to 2Q22, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

During the second quarter 2023, CCU posted a strong set of results in a tough economic environment, expanding consolidated volumes by 4.8% and EBITDA by 45.1% from last year. The growth in volumes and EBITDA, was 6.0% and 96.2%, respectively, excluding the Wine Operating segment, which is facing a particularly challenging scenario, due to a sharp decrease in export volumes, in line with the Chilean wine industry. The performance of the quarter shows that our efforts and initiatives to recover our profitability, framed under the regional plan “HerCCUles 2023”, are in the right path, however, we are aware that more efforts are needed in order to consolidate this positive trend. Accordingly, looking ahead we will continue focusing on the six pillars of “HerCCUles 2023”: (1) maintain business scale, (2) strengthen revenue management efforts, (3) enhance the CCU Transformation program to deliver efficiency gains, (4) optimize CAPEX and working capital, (5) focus on core brands and high volume/margin innovations, and (6) continue investing in our brand equity.

In 2Q23, our revenues expanded 2.8%, boosted by 4.8% rise in volumes while average prices in CLP contracted 1.9%. The expansion in volumes in the quarter allowed us to be on track to maintain business scale in 2023 (“HerCCUles” pillar #1). The lower average prices in CLP were largely explained by a negative translation effect in Argentina, although in local currency evolved in line with inflation, and in the Chile Operating segment average prices grew high single digit during the quarter, in spite of negative mix effects. Gross profit jumped 10.7%, and Gross margin rose 309 bps, from 40.3% to 43.4%, the latter driven by the higher revenues but also associated with more favorable costs in relevant packaging materials, and the appreciation of the CLP versus the USD, impacting positively our USD-denominated costs (“HerCCUles” pillar #2). MSD&A expenses increased 3.6% versus last year, and as a percentage of Net Sales were practically flat, due to efficiencies through all our operating segments (“HerCCUles” pillar #3”). In all, EBITDA reached CLP 47,126 million, up by 45.1%, and Net income totalized a loss of CLP 3,943 million, versus a negative result of CLP 10,455 million last year. Additionally, in 2Q23 we kept delivering stronger cash generation versus 2022. Thus, as of June 2023 Net cash inflow from operating activities expanded by CLP 148,431 million versus 2022, while Net cash (outflow) from investing activities decreased CLP 43,407 million during the same period (“HerCCUles” pillar #4”). In addition, we reduced our portfolio complexity and recorded strong brand preference indicators, being key to gain/maintain market share in our main categories (“HerCCUles” pillars #5 & #6).

In the Chile Operating segment, our top line expanded 14.7%, boosted by a 9.5% growth in average prices and a 4.7% increase in volumes. The higher average prices were explained by revenue management initiatives, partially offset by a negative mix effect in all the categories. Higher volumes were explained by our main categories, showing resiliency in a challenging consumption environment. Gross profit expanded 30.4%, and Gross margin improved from 38.7% to 44.0%, due to top line performance and lower cost pressures, as Cost of sales per hectoliter were stable versus last year. MSD&A expenses grew 15.7%, and as percentage of Net sales were almost flat, where efficiencies helped us to partially offset an increase in distribution costs from higher oil prices, and larger marketing expenses. In all, EBITDA reached CLP 44,106 million, growing 86.0%, and EBITDA margin increased 450 bps from 7.2% to 11.7%.

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 13.0% contraction, as a result of 19.6% lower average prices in CLP, partially offset by an 8.1% expansion in volumes, the latter driven by Argentina, Uruguay and Paraguay. The lower average prices were largely explained by a negative translation effect in Argentina, although in local currency they expanded in line with inflation due to revenue management efforts. Gross profit contracted 11.3%, and Gross margin grew from 45.1% to 46.0%. MSD&A expenses decreased 13.4%, and as a percentage of Net sales were stable due to efficiencies, compensating higher inflation and other cost pressures. Altogether, EBITDA reached CLP 1,875 million, increasing 74.9% from last year.

The Wine Operating segment continued facing a tough business environment during the quarter. Revenues were down 14.9%, mostly explained by a 13.4% contraction in volumes and average prices decreased 1.7%. The lower volume, just like in the first quarter, was mostly attributable to exports (20.8% decrease in our exports from Chile; 29.0% contraction of the Chilean industry in the same quarter), while the Chile domestic market decreased mid-single digit, also explained by a contraction in the industry. The lower average prices were mainly caused by the appreciation of the CLP against the USD, impacting negatively export revenues, partially compensated with revenue management efforts. Consequently, Gross profit dropped 19.8% and Gross margin decreased 214 bps from 36.9% to 34.7%. MSD&A expenses decreased 1.6% versus last year, and as a percentage of Net sales increased 404 bps associated with a lower business scale. In all, EBITDA reached CLP 6,543 million, a 44.5% contraction.

In terms of our main JVs and associated businesses, in Colombia and Argentina we posted a total volume increase of low-double digit. In Argentina, while we continue with the integration of the distribution of our beer and water businesses, the distribution agreement that we had in some regions with two local Coca-Cola bottlers expired in June. In those regions, we are implementing a new distribution network. At the same time, we are negotiating a potential new distribution agreement with the Coca-Cola bottlers which could include some of the brands of our portfolio.

During 2Q23, we consolidated a recovery path in our financial results in a tough economic environment. The latter was mainly driven by the implementation of “HerCCUles 2023”. We are aware that more efforts are needed to keep improving profitability. In order to do so, during the second semester and ahead, we will keep executing our strategy to deliver profitable and sustainable growth.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – SECOND QUARTER (Exhibit 1 & 2)
•	Net sales were up 2.8%, explained by 4.8% higher volumes while average prices in CLP declined 1.9%. In terms of volume growth, the performance by Operating segment was as follows: (i) 4.7% expansion in the Chile Operating segment explained by our main categories, showing resiliency in a challenging consumption environment, and (ii) 8.1% growth in the International Business Operating segment, driven by Argentina, Uruguay and Paraguay. This performance was partially counterbalanced by a 13.4% decrease in the Wine Operating segment, mostly attributable to a 20.8% decrease in exports from Chile (29.0% contraction in the Chilean export industry during the quarter), while the Chile domestic market decreased mid-single digit. Regarding average prices, the contraction was explained by: (i) a decline of 19.6% in the International Business Operating segment, largely explained by a negative translation effect in Argentina, although in local currency average prices expanded in line with inflation, due to revenue management efforts, and (ii) a 1.7% decrease in the Wine Operating segment, mainly explained by the appreciation of the CLP against the USD, impacting negatively export revenues. These effects were almost offset by a 9.5% growth in the Chile Operating segment, explained by revenue management initiatives, partially offset by a negative mix effect.
•	Cost of sales was down 2.5%, explained by a 7.0% contraction in Cost of sales per hectoliter. The Chile Operating segment reported flat Cost of sales per hectoliter driven by lower cost pressures from relevant packaging materials, mainly aluminum, efficiencies in manufacturing costs, and the 4.8%[3] appreciation of the CLP against the USD, impacting positively our USD denominated costs. These effects were compensated by higher costs in malt and sugar. In the International Business Operating segment, the Cost of sales per hectoliter contracted 20.9% in CLP, mostly explained by a translation effect in Argentina, as in local currency Cost of sales per hectoliter expanded, mostly driven by the 105.2%[4] depreciation of the ARS against the USD, and its negative impact on USD-denominated costs. In the Wine Operating segment, the Cost of sales per hectoliter expanded 1.7%, due to higher costs in packaging materials, and a higher cost of wine.
•	Gross profit reached CLP 249,415 million, a 10.7% expansion while Gross margin improved 309 bps, from 40.3% to 43.4%.
•	MSD&A expenses were up 3.6% and as percentage of Net sales, were practically flat, moving from 40.7% to 41.0%. The latter was mostly caused by an increase in distribution expenses, from higher oil prices, and larger marketing expenses, partially compensated with efficiencies and expenses control initiatives. In the Chile Operating segment, MSD&A expenses expanded 15.7%, and as a percentage of Net sales increased 34 bps. In the International Business Operating segment, MSD&A expenses in CLP were down 13.4%, and as a percentage of Net sales decreased 21 bps. In the Wine Operating segment, MSD&A expenses decreased 1.6%, and as a percentage of Net sales rose 404 bps, mostly due to a lower business scale.
•	EBIT reached a gain of CLP 12,952 million versus a loss of CLP 1,671 million last year due to the reasons described above.
•	EBITDA was up 45.1%, mostly driven by an 86.0% increase in the Chile Operating segment, and the International Business Operating segment growing by 74.9%. These better results were partially offset by the Wine Operating segment, which is facing a particularly challenging business environment, which decreased 44.5%. EBITDA margin expanded 239 bps, from 5.8% to 8.2%. Isolating the Wine Operating segment, which is facing a challenging business environment, EBITDA would have increased 96.2% in the quarter.
•	Non-operating result totalized a loss of CLP 25,246 million, which compares with a negative result of CLP 13,744 million last year. The higher loss was explained by: (i) higher loss in Equity and income of JVs and associated by CLP 2,343 million, (ii) higher loss in Results as per adjustment units by CLP 2,053 million, and (iii) a lower result in Other gains/(losses) by CLP 16,390 million, mostly explained by a lower result in derivative contracts[5]. These effects were partially compensated by a lower loss by CLP 4,313 million in Foreign currency exchange differences, as well as, a lower loss by CLP 4,971 million in Net financial expenses.
•	Income taxes reached a gain of CLP 8,695 million versus a gain of CLP 8,020 million last year. The higher gain was associated with a better result on Tax effect of permanent differences, net[6].
•	Net income reached a loss of CLP 3,943 million, a better result when compared with a loss of CLP 10,455 million recorded last year.

[3] The CLP currency variation against the USD considers 2023 average of period (aop) compared with 2022 (aop).

[4] The ARS currency variation against the USD considers 2023 end of period (eop) compared with 2022 (eop).

[5] See Note 32 Other Gain/(Losses) of our Financial Statements as of June 2023.

[6] See Note 25 Income taxes of our Financial Statements as of June 2023.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST HALF (Exhibit 2 & 4)
•	Net sales were up 3.8%, fully explained by higher average prices in CLP as volumes were flat. The higher average prices in CLP were explained by the 8.6% growth in the Chile Operating segment, due to the implementation of revenue management initiatives, partially compensated by negative mix effects. The latter was partially compensated with: (i) a decrease of 1.6% in the International Business Operating segment, explained by negative translation effects in Argentina, as in local currency prices evolved in line with inflation, and (ii) a 0.9% drop in the Wine Operating segment, mainly attributable to negative mix effects and the negative impact on export revenues from the appreciation of the CLP versus the USD. Volumes were flat, as the 1.2% expansion in the Chile Operating segment was fully compensated with a contraction of 2.0% in the International Business Operating segment, and a 15.5% drop in the Wine Operating segment, the latter mainly due to exports.
•	Cost of sales was down 1.1%, mainly explained by a 1.0% decrease in Cost of sales per hectoliter. The Chile Operating segment reported a 0.7% growth in Cost of sales per hectoliter, driven by higher costs in some raw materials, mainly malt, PET and sugar, partially compensated with lower costs in aluminum, efficiencies in manufacturing, and in a lower extent, the 2.3%[3] appreciation of the CLP against the USD, impacting positively our USD denominated costs. In the International Business Operating segment, the Cost of sales per hectoliter contracted 5.6% in CLP, mostly explained by a translation effect in Argentina, as in local currency Cost of sales per hectoliter expanded, mostly driven by the 105.2%[4] depreciation of the ARS against the USD, and its negative impact on USD-denominated costs. In the Wine Operating segment, the Cost of sales per hectoliter grew 6.1%, due to higher costs in packaging materials.
•	Gross profit reached CLP 604,361 million, a 10.1% expansion. Gross margin expanded 266 bps, from 43.6% to 46.3%, as a consequence of the effects described above.
•	MSD&A expenses were up 9.3%, and as percentage of Net sales, grew 188 bps, from 35.4% to 37.3%. The latter was mostly caused by higher marketing expenses due to phasing and higher distribution costs, mostly as a consequence of higher oil prices. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 18.1%, and as a percentage of Net sales increased 234 bps. In the International Business Operating segment MSD&A expenses in CLP were down 2.9%, and as a percentage of Net sales increased 30 bps. In the Wine Operating segment, MSD&A expenses grew 1.7%, and as a percentage of Net sales grew 450 bps.
•	EBIT reached CLP 117,174 million, an expansion of 12.4%, mainly due to higher average prices, due to revenue management initiatives, and lower cost pressures.
•	EBITDA reached CLP 182,503 million, an 8.9% increase, driven by 22.8% increase in the Chile Operating segment and the International Business Operating segment expanded 10.0%, while the Wine Operating segment decreased 56.8%. In addition, EBITDA margin improved 66 bps, from 13.3% to 14.0%. Isolating the Wine Operating segment, which is facing a challenging business environment, EBITDA would have increased 19.5% in the first half.
•	Non-operating result totalized a loss of CLP 52,559 million versus a negative result of CLP 31,668 million last year. The higher loss was explained by: (i) a higher loss in Other gains/(losses) by CLP 14,852 million, mostly explained by a lower result in derivative contracts[5], (ii) a higher loss by CLP 1,609 million in Foreign currency exchange differences, (iii) a higher loss in Results as per adjustment units by CLP 117 million, and (iv) a higher loss in Equity and income of JVs and associated by CLP 5,597 million. These effects were partially compensated by a higher result by CLP 1,284 million in Net financial expenses.
•	Income taxes reached CLP 6,652 million, a 30.3% decrease, mostly explained by a lower taxable income.
•	Net income reached a gain of CLP 54,424 million, a 0.6% increase, explained by the reasons described above.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS SECOND QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our top line expanded 14.7%, boosted by a 9.5% growth in average prices and a 4.7% increase in volumes. The higher average prices were explained by revenue management initiatives, partially offset by a negative mix effect in all the categories. Higher volumes were explained by our main categories, showing resiliency in a challenging consumption environment. Gross profit expanded 30.4%, and Gross margin improved from 38.7% to 44.0%, due to top line performance and lower cost pressures, as COGS per hectoliter were stable versus last year. MSD&A expenses grew 15.7%, and as percentage of Net sales were almost flat, where efficiencies helped us to partially offset an increase in distribution costs from oil prices, and higher marketing expenses. In all, EBITDA reached CLP 44,106 million, growing 86.0%, and EBITDA margin increased 450 bps from 7.2% to 11.7%.

In terms of innovation, in line with the fifth pillar of “HerCCUles 2023”, which aims focusing in high margin/volume innovations, we launched in beer “Patagonia blonde lager”, a premium beer which comes to broad the successful Patagonia brand variety, and “Cristal Orígenes”, encompassing three new varieties of Cristal with different styles for the north, center and south of Chile. Also, in terms of brands, our craft beer “Kunstmann” was awarded as the most valued brand in beer by CHILE3D, the largest brand study in Chile.

Regarding sustainability initiatives, CCU was distinguished among the 100 most responsible companies in the Merco Responsibility ESG Chile 2022 ranking, reaching 1st place in the beverage sector for the fourth consecutive year. This ranking evaluates initiatives related to the environment, customers, community, and corporate governance aspects. As a way to promote national sports and contribute to caring for the environment, our sport drink brand Gatorade participated in the 15th version of the Maratón de Santiago, recycling almost 400,000 plastic cups (more than 2 million cups since the beginning of this initiative) used by the participants to transform them into sports accessories, that will be donated to different municipalities and sports corporations throughout the country. Finally, CCU was recognized for the fifth consecutive year by the HuellaChile program for its positive actions in reducing greenhouse gas emissions.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 13.0% contraction, as a result of 19.6% lower average prices in CLP, partially offset by an 8.1% expansion in volumes, the latter driven by Argentina, Uruguay and Paraguay. The lower average prices were largely explained by a negative translation effect in Argentina, although in local currency they expanded in line with inflation due to revenue management efforts. Gross profit contracted 11.3%, and Gross margin grew from 45.1% to 46.0%. MSD&A expenses decreased 13.4%, and as a percentage of Net sales were stable due to efficiencies, compensating higher inflation and other cost pressures. Altogether, EBITDA reached CLP 1,875 million, increasing 74.9% from last year.

In Argentina, while we continue with the integration of the distribution of our beer and water businesses, the distribution agreement that we had in some regions with two local Coca-Cola bottlers expired in June. In those regions, we are implementing a new distribution network. At the same time, we are negotiating a potential new distribution agreement with the Coca-Cola bottlers which could include some of the brands of our portfolio.

WINE OPERATING SEGMENT

The Wine Operating segment continued facing a tough business environment during the quarter. Revenues were down 14.9%, mostly explained by a 13.4% contraction in volumes and average prices decreased 1.7%. The lower volume, just like in the first quarter, was mostly attributable to exports (20.8% decrease in our exports from Chile; 29.0% contraction of the Chilean industry in the same quarter), while the Chile domestic market decreased mid-single digit, also explained by a contraction in the industry. The lower average prices were mainly caused by the appreciation of the CLP against the USD, impacting negatively export revenues, partially compensated with revenue management efforts. Consequently, Gross profit dropped 19.8% and Gross margin decreased 214 bps from 36.9% to 34.7%. MSD&A expenses decreased 1.6% versus last year, and as a percentage of Net sales increased 404 bps associated with a lower business scale. In all, EBITDA reached CLP 6,543 million, a 44.5% contraction.

In terms of innovation, during the quarter we presented Misiones de Rengo Medium Sweet, launching three varieties of wine (Red blend, Sauvignon blanc and Cabernet sauvignon) with a perfect balance of sweetness.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Second Quarter 2023)
Second Quarter	2023	2022	Total Change %
	(CLP million)
Net sales	574,242	558,503	2.8
Cost of sales	(324,826)	(333,194)	(2.5)
% of Net sales	56.6	59.7	(309) bps
Gross profit	249,415	225,308	10.7
% of Net sales	43.4	40.3	309 bps
MSD&A	(235,689)	(227,471)	3.6
% of Net sales	41.0	40.7	31 bps
Other operating income/(expenses)	(775)	491	(257.8)
EBIT	12,952	(1,671)	>500
EBIT margin %	2.3	(0.3)	255 bps
Net financial expenses	(5,542)	(10,513)	(47.3)
Equity and income of JVs and associated	(6,180)	(3,837)	61.1
Foreign currency exchange differences	(7,117)	(11,430)	(37.7)
Results as per adjustment units	(3,533)	(1,481)	138.6
Other gains/(losses)	(2,874)	13,517	(121.3)
Non-operating result	(25,246)	(13,744)	83.7
Income/(loss) before taxes	(12,294)	(15,415)	(20.2)
Income taxes	8,695	8,020	8.4
Net income for the period	(3,599)	(7,395)	(51.3)

Net income attributable to:
The equity holders of the parent	(3,943)	(10,455)	(62.3)
Non-controlling interest	(345)	(3,060)	(88.7)

EBITDA	47,126	32,471	45.1
EBITDA margin %	8.2	5.8	239 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	(10.7)	(28.3)	(62.3)
Earnings per ADR (CLP)	(21.3)	(56.6)	(62.3)

Depreciation	34,174	34,142	0.1
Capital Expenditures	30,621	51,317	(40.3)

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Six months ended on June 30, 2023)
YTD as of June	2023	2022	Total Change %
	(CLP million)
Net sales	1,306,272	1,258,968	3.8
Cost of sales	(701,912)	(709,935)	(1.1)
% of Net sales	53.7	56.4	(266) bps
Gross profit	604,361	549,033	10.1
% of Net sales	46.3	43.6	266 bps
MSD&A	(486,892)	(445,648)	9.3
% of Net sales	37.3	35.4	188 bps
Other operating income/(expenses)	(294)	839	(135.1)
EBIT	117,174	104,224	12.4
EBIT margin %	9.0	8.3	69 bps
Net financial expenses	(15,600)	(16,883)	(7.6)
Equity and income of JVs and associated	(9,999)	(4,402)	127.2
Foreign currency exchange differences	(11,445)	(9,836)	16.4
Results as per adjustment units	(5,189)	(5,072)	2.3
Other gains/(losses)	(10,326)	4,525	(328.2)
Non-operating result	(52,559)	(31,668)	66.0
Income/(loss) before taxes	64,615	72,555	(10.9)
Income taxes	(6,652)	(9,544)	(30.3)
Net income for the period	57,963	63,011	(8.0)

Net income attributable to:
The equity holders of the parent	54,424	54,089	0.6
Non-controlling interest	(3,538)	(8,922)	(60.3)

EBITDA	182,503	167,597	8.9
EBITDA margin %	14.0	13.3	66 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	147.3	146.4	0.6
Earnings per ADR (CLP)	294.6	292.8	0.6

Depreciation	65,329	63,373	3.1
Capital Expenditures	53,497	78,803	(32.1)

PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2023)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %	2023	2022	YoY %

Volumes	4,818	4,601	4.7	1,732	1,602	8.1	356	411	(13.4)
Net sales	376,378	328,283	14.7	142,512	163,889	(13.0)	64,369	75,618	(14.9)
Net sales (CLP/HL)	78,123	71,349	9.5	82,288	102,313	(19.6)	180,882	183,950	(1.7)
Cost of sales	(210,704)	(201,239)	4.7	(77,024)	(90,037)	(14.5)	(42,015)	(47,738)	(12.0)
% of Net sales	56.0	61.3	(532) bps	54.0	54.9	(89) bps	65.3	63.1	214 bps
Gross profit	165,674	127,044	30.4	65,488	73,852	(11.3)	22,355	27,880	(19.8)
% of Net sales	44.0	38.7	532 bps	46.0	45.1	89 bps	34.7	36.9	(214) bps
MSD&A	(139,867)	(120,878)	15.7	(73,856)	(85,284)	(13.4)	(19,216)	(19,522)	(1.6)
% of Net sales	37.2	36.8	34 bps	51.8	52.0	(21) bps	29.9	25.8	404 bps
Other operating income/(expenses)	(1,004)	130	<(500)	38	201	(81.0)	198	106	86.5
EBIT	24,802	6,297	293.9	(8,329)	(11,230)	(25.8)	3,337	8,464	(60.6)
EBIT margin	6.6	1.9	467 bps	(5.8)	(6.9)	101 bps	5.2	11.2	(601) bps
EBITDA	44,106	23,711	86.0	1,875	1,072	74.9	6,543	11,788	(44.5)
EBITDA margin	11.7	7.2	450 bps	1.3	0.7	66 bps	10.2	15.6	(542) bps

	4. Other/eliminations			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %

Volumes	(23)	(47)	(51.5)	6,883	6,567	4.8
Net sales	(9,017)	(9,287)	(2.9)	574,242	558,503	2.8
Net sales (CLP/HL)				83,430	85,041	(1.9)
Cost of sales	4,916	5,819	(15.5)	(324,826)	(333,194)	(2.5)
% of Net sales				56.6	59.7	(309) bps
Gross profit	(4,102)	(3,468)	18.3	249,415	225,308	10.7
% of Net sales				43.4	40.3	309 bps
MSD&A	(2,750)	(1,787)	53.8	(235,689)	(227,471)	3.6
% of Net sales				41.0	40.7	31 bps
Other operating income/(expenses)	(7)	53	(113.3)	(775)	491	(257.8)
EBIT	(6,859)	(5,202)	31.9	12,952	(1,671)	>500
EBIT margin				2.3	(0.3)	255 bps
EBITDA	(5,398)	(4,101)	31.6	47,126	32,471	45.1
EBITDA margin				8.2	5.8	239 bps

PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2023)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %	2023	2022	YoY %

Volumes	11,463	11,330	1.2	4,173	4,258	(2.0)	645	763	(15.5)
Net sales	864,196	786,767	9.8	339,899	352,437	(3.6)	117,016	139,623	(16.2)
Net sales (CLP/HL)	75,391	69,440	8.6	81,461	82,778	(1.6)	181,345	182,930	(0.9)
Cost of sales	(466,988)	(458,159)	1.9	(165,327)	(178,758)	(7.5)	(77,777)	(86,745)	(10.3)
% of Net sales	54.0	58.2	(420) bps	48.6	50.7	(208) bps	66.5	62.1	434 bps
Gross profit	397,207	328,609	20.9	174,571	173,679	0.5	39,239	52,878	(25.8)
% of Net sales	46.0	41.8	420 bps	51.4	49.3	208 bps	33.5	37.9	(434) bps
MSD&A	(289,606)	(245,228)	18.1	(156,193)	(160,904)	(2.9)	(35,773)	(36,400)	(1.7)
% of Net sales	33.5	31.2	234 bps	46.0	45.7	30 bps	30.6	26.1	450 bps
Other operating income/(expenses)	(861)	(93)	825.4	82	593	(86.1)	317	252	25.6
EBIT	106,740	83,288	28.2	18,461	13,367	38.1	3,783	16,731	(77.4)
EBIT margin	12.4	10.6	177 bps	5.4	3.8	164 bps	3.2	12.0	(875) bps
EBITDA	143,867	117,156	22.8	37,683	34,268	10.0	10,039	23,258	(56.8)
EBITDA margin	16.6	14.9	176 bps	11.1	9.7	136 bps	8.6	16.7	(808) bps

	4. Other/eliminations			Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %

Volumes	(35)	(91)	(61.1)	16,245	16,260	(0.1)
Net sales	(14,838)	(19,860)	(25.3)	1,306,272	1,258,968	3.8
Net sales (CLP/HL)				80,410	77,429	3.9
Cost of sales	8,181	13,727	(40.4)	(701,912)	(709,935)	(1.1)
% of Net sales				53.7	56.4	(266) bps
Gross profit	(6,657)	(6,133)	8.5	604,361	549,033	10.1
% of Net sales				46.3	43.6	266 bps
MSD&A	(5,321)	(3,116)	70.8	(486,892)	(445,648)	9.3
% of Net sales				37.3	35.4	188 bps
Other operating income/(expenses)	168	86	94.0	(294)	839	(135.1)
EBIT	(11,810)	(9,162)	28.9	117,174	104,224	12.4
EBIT margin				9.0	8.3	69 bps
EBITDA	(9,086)	(7,085)	28.2	182,503	167,597	8.9
EBITDA margin				14.0	13.3	66 bps

PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30	December 31
	2023	2022
	(CLP million)
ASSETS
Cash and cash equivalents	591,015	597,082
Other current assets	908,917	1,064,867
Total current assets	1,499,932	1,661,948

PP&E (net)	1,352,028	1,356,846
Other non current assets	586,142	576,284
Total non current assets	1,938,169	1,933,131
Total assets	3,438,102	3,595,079

LIABILITIES
Short term financial debt	128,334	195,000
Other liabilities	465,128	602,153
Total current liabilities	593,462	797,152

Long term financial debt	1,268,475	1,207,013
Other liabilities	165,142	154,944
Total non current liabilities	1,433,617	1,361,958
Total Liabilities	2,027,079	2,159,110

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(135,906)	(90,712)
Retained earnings	870,257	843,045
Total equity attributable to equity holders of the parent	1,297,045	1,315,026
Non - controlling interest	113,978	120,943
Total equity	1,411,023	1,435,969
Total equity and liabilities	3,438,102	3,595,079

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,396,809	1,402,013

Net Financial Debt	805,793	804,931

Liquidity ratio	2.53	2.08
Total Financial Debt / Capitalization	0.50	0.49
Net Financial Debt / EBITDA	2.16	2.25

PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
	2Q
	2023	2022
	(CLP million)
Cash and cash equivalents at beginning of the period	572,309	742,082
Net cash inflows from operating activities	53,449	(52,236)
Net cash (outflow) from investing activities	(35,151)	(78,068)
Net cash (outflow) flow from financing activities	7,667	(46,641)
Net (decrease) increase in cash and cash equivalents	25,965	(176,944)
Effects of exchange rate changes on cash and cash equivalents	(7,259)	78,861
Increase (decrease) in cash and cash equivalents	18,706	(98,083)
Cash and cash equivalents at end of the period	591,015	643,999

	As of June 30 of
	2023	2022
	(CLP million)
Cash and cash equivalents at beginning of the year	597,082	265,568
Net cash inflows from operating activities	147,074	(1,357)
Net cash (outflow) from investing activities	(59,894)	(103,301)
Net cash (outflow) flow from financing activities	(39,870)	438,278
Net (decrease) increase in cash and cash equivalents	47,310	333,620
Effects of exchange rate changes on cash and cash equivalents	(53,376)	44,811
Increase (decrease) in cash and cash equivalents	(6,066)	378,431
Cash and cash equivalents at end of the period	591,015	643,999

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 9, 2023